# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033
Date of event which requires filing of this statement: 04/24/2026
Filed by CIK 0001392431
Persons authorized to receive notices and communications: Mark B. Lucky, CFO, Visium Technologies, Inc., 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 33484, (703) 273-00383

## Reporting persons
- Mark B. Lucky (CIK 0001392431): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 119,602,561; shared voting power 0; sole dispositive power 119,602,561; shared dispositive power 0; aggregate amount beneficially owned 119,602,561 (11% of the class)
  Comment: IN - Individual

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Visium Technologies, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4094 Majestic Lane, Suite 360, Fairfax, Virginia 22033.

## Item 2. Identity and Background
Name of person filing: Mark B. Lucky
Residence or business address: 4094 Majestic Lane, Suite 360, Fairfax, Virginia 22033
Present principal occupation or employment: The Reporting Person is the Chief Financial Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)..
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were acquired by the Reporting Person as compensation for services rendered to the Issuer, including in connection with his service as an executive officer and director of the Issuer. No cash consideration was paid for such securities, and no borrowed funds were used in connection with the acquisition of such securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes and in connection with compensation for services rendered to the Issuer.

The Reporting Person, in his capacity as Chief Financial Officer and a member of the Board of Directors, intends to actively participate in the management and strategic direction of the Issuer.

Except as set forth herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Notwithstanding the foregoing, in his capacity as an officer and director of the Issuer, the Reporting Person may from time to time participate in discussions regarding the Issuer's business, strategy, capital structure, governance, and financing arrangements, and may make recommendations to the Board of Directors regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person may be deemed to beneficially own 119,602,561 shares of Common Stock, representing approximately 11% of the outstanding shares of Common Stock of the Issuer, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to the shares reported herein, subject to any applicable contractual limitations, including beneficial ownership limitations, where applicable.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is a party to (i) an Employment Agreement with the Issuer dated March 28, 2026, and (ii) the Issuer's equity incentive plan pursuant to which certain equity awards have been granted.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Employment Agreement, dated March 28, 2026.

## Signatures
- Mark B. Lucky: /s/ Mark B. Lucky, Chief Financial Officer and Director (05/01/2026)